

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2019

Scott Mahoney
Chief Executive Officer
Taronis Technologies, Inc.
300 W. Clarendon Ave., Suite 230
Phoenix, Arizona 85013

   **Re: Taronis Technologies, Inc.
     Registration Statement on Form S-3
     Filed October 7, 2019
     File No. 333-234118**

Dear Mr. Mahoney:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Tyler B. Wilson, Esq.